UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Smithfield Foods, Inc.
(Name of Issuer)

Common Stock, par value $0.50 per share
(Title of Class of Securities)

832248108
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 832248108

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,035,217*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,035,217*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,035,217*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON CO

* Includes 3,210,500 Shares underlying call options.

CUSIP NO. 832248108

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 884,700*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 884,700*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 884,700*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 703,900 Shares underlying call options.

CUSIP NO. 832248108

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 575,100*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 575,100*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 457,600 Shares underlying call options.

CUSIP NO. 832248108

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 575,100*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 575,100*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 457,600 Shares underlying call options.

CUSIP NO. 832248108

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 575,100*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 575,100*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 457,600 Shares underlying call options.

CUSIP NO. 832248108

1	NAME OF REPORTING PERSON STARBOARD LEADERS CHARLIE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 950,008*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 950,008*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,008*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 500,000 Shares underlying call options.

CUSIP NO. 832248108

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 950,008*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 950,008*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,008*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 500,000 Shares underlying call options.

CUSIP NO. 832248108

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 950,008*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 950,008*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,008*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 500,000 Shares underlying call options.

CUSIP NO. 832248108

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 950,008*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 950,008*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,008*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 500,000 Shares underlying call options.

CUSIP NO. 832248108

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,962,300*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,962,300*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,962,300*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON PN

* Includes 6,079,800 Shares underlying call options.

CUSIP NO. 832248108

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,962,300*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,962,300*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,962,300*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO

* Includes 6,079,800 Shares underlying call options.

CUSIP NO. 832248108

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,962,300*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,962,300*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,962,300*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON PN

* Includes 6,079,800 Shares underlying call options.

CUSIP NO. 832248108

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,962,300*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,962,300*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,962,300*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO

* Includes 6,079,800 Shares underlying call options.

CUSIP NO. 832248108

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,962,300*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,962,300*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,962,300*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

* Includes 6,079,800 Shares underlying call options.

CUSIP NO. 832248108

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,962,300*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,962,300*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,962,300*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

* Includes 6,079,800 Shares underlying call options.

CUSIP NO. 832248108

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,962,300*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,962,300*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,962,300*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

* Includes 6,079,800 Shares underlying call options.

CUSIP NO. 832248108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.50 per share (the “Shares”), of Smithfield Foods, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 200 Commerce St., Smithfield, Virginia 23430.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Leaders Charlie LLC, a Delaware limited liability company (“Charlie LLC”), with respect to the Shares directly and beneficially owned by it;

(v)	Starboard Leaders Fund LP (“Leaders Fund”), as a member of Charlie LLC;

(vi)
Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP, Charlie LLC and Leaders Fund and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard LLC;

(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(x)	Starboard Value A LP (“Starboard A LP”), as the general partner of Leaders Fund and the managing member of Charlie LLC;

(xi)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;

CUSIP NO. 832248108

(xii)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(xiii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(xiv)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xv)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xvi)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard LLC, Starboard C LP, Charlie LLC, Leaders Fund, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Starboard A LP, Starboard A GP, Starboard R LP, Starboard R GP and Messrs. Smith, Mitchell and Feld is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.   The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard LLC, Starboard C LP and Charlie LLC have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  The principal business of Leaders Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Charlie LLC, Leaders Fund and the Starboard Value LP Account and the manager of Starboard LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard A LP serves as the general partner of Leaders Fund and the managing member of Charlie LLC.  Starboard A GP serves as the general partner of Starboard A LP.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 832248108

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell and Feld are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard LLC, Starboard C LP and Charlie LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.

The aggregate purchase price of the 824,717 Shares beneficially owned by Starboard V&O Fund is approximately $20,663,896, excluding brokerage commissions.  The aggregate purchase price of the call options exercisable into 3,210,500 Shares owned beneficially by Starboard V&O Fund is approximately $7,275,270, excluding brokerage commissions. The aggregate purchase price of the 180,800 Shares beneficially owned by Starboard LLC is approximately $4,876,475, excluding brokerage commissions.  The aggregate purchase price of the call options exercisable into 703,900 Shares owned beneficially by Starboard LLC is approximately $1,594,231, excluding brokerage commissions. The aggregate purchase price of the 117,500 Shares beneficially owned by Starboard C LP is approximately $2,944,644, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 457,600 Shares owned beneficially by Starboard C LP is approximately $1,035,838, excluding brokerage commissions. The aggregate purchase price of the 450,008 Shares beneficially owned by Charlie LLC is approximately $14,766,185, excluding brokerage commissions.  The aggregate purchase price of the call options exercisable into 500,000 Shares owned beneficially by Charlie LLC is approximately $137,068, excluding brokerage commissions. The aggregate purchase price of the 309,475 Shares held in the Starboard Value LP Account is approximately $8,351,771, excluding brokerage commissions.  The aggregate purchase price of the call options exercisable into 1,207,800 Shares held in the Starboard Value LP Account is approximately $2,724,217, excluding brokerage commissions.

Item 4.                    Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On June 17, 2013, Starboard Value LP and its affiliates (“Starboard”) delivered a letter to the Board of Directors of the Issuer (the “Board”), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  In the letter, Starboard stated that it has been a shareholder of the Issuer since March 2013, several months prior to the announcement on May 29, 2013 that the Issuer and  Shuanghui International Holdings Limited (“Shuanghui”) entered into a definitive merger agreement (the “Merger Agreement”) valuing the Issuer at approximately $7.4 billion, or $34.00 per share (the "Proposed Merger").  Starboard further stated that it initially invested in the Issuer because it believed that the Issuer was significantly undervalued and that there were opportunities within the control of management and the Board to significantly improve value for the benefit of shareholders.  Specifically, Starboard noted that its research indicated that the sum-of-the parts value of the Issuer’s operating divisions, which include Hog Production, International, and Pork, was well in excess of the then-current trading price of the Issuer and that a separation of these businesses was entirely feasible and could be accomplished without significant tax leakage.  Starboard also expressed its belief that there are several likely strategic acquirers for each of these divisions and that on a standalone basis, it had identified opportunities for increased operational efficiencies that, particularly in the Pork division, could dramatically improve operating margins and profitability.

In the letter, Starboard stated that it believes the Proposed Merger goes a long way towards closing the gap between the pre-deal market value of the Issuer and the intrinsic value of the business, yet believes the Proposed Merger still significantly understates a conservative sum-of-the-parts valuation of the Issuer, which Starboard estimates to be worth between $9 billion and $10.8 billion after tax, or approximately $44 to $55 per share, representing an approximate 29%-62% premium to the $34 per share Shuanghui deal.  Starboard's detailed valuation analysis of each of the Issuer's operating divisions is contained in the letter.

Starboard also stated that as a significant stakeholder of the Issuer, it was sending the letter in order to: (1) share its in-depth research and analysis on the Issuer with management and the Board, which it believes clearly demonstrates that the Issuer could be worth well in excess of $34.00 per share if the Issuer had fully shopped its operating divisions to all such potentially interested parties; (2) inform the Board that it believes there are numerous interested parties for each of the Issuer’s operating divisions, and that a piece-by-piece sale of the Issuer’s businesses could result in greater value to the Issuer’s shareholders than the Proposed Merger; and (3) inform the Board of its intention to fully explore the possibility of whether greater value could be realized by way of a piece-by-piece sale of the Issuer’s valuable, yet disparate, operating divisions to interested third parties, which Starboard believes is necessary to fulfill its duty to its investors while at the same time serving the interests of shareholders by providing them with another metric by which to critically evaluate the Proposed Merger.

Starboard further stated that it fully understands that under the Merger Agreement the Issuer is contractually prohibited from seeking superior offers for the Issuer or from contacting third parties who may be interested in acquiring certain of the Issuer’s operating divisions and that in light of this limitation, Starboard is seeking to identify and connect any strategic or financial buyer for the Issuer’s individual business units to determine if it would be possible to structure a sum-of the-parts transaction that could deliver greater value for shareholders than the Proposed Merger.  Starboard also noted that it hopes its efforts will lead to the submission of a Superior Proposal under the terms of the Merger Agreement, in which case it believes the Board must consider a Change in Company Board Recommendation under the terms of the Merger Agreement.

Starboard concluded by stating that it looks forward to determining whether there are potential interested parties who could facilitate such a sum-of-the-parts transaction structure and that by sending the letter to the Board, Starboard is not taking any position or making any recommendation on the Proposed Merger and reserves all rights related thereto.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, engaging in discussions with third parties regarding potential offers for the Issuer's operating divisions or for the Issuer as a whole, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 138,763,415 Shares outstanding, as of March 1, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 8, 2013.

A.	Starboard V&O Fund

(a)	As of the close of business on June 14, 2013, Starboard V&O Fund beneficially owned 4,035,217 Shares, including 3,210,500 Shares underlying call options.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 4,035,217
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,035,217
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard LLC

(a)	As of the close of business on June 14, 2013, Starboard LLC beneficially owned 884,700 Shares, including 703,900 Shares underlying call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 884,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 884,700
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on June 14, 2013, Starboard C LP beneficially owned 575,100 Shares, including 457,600 Shares underlying call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 575,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 575,100
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 575,100 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 575,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 575,100
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 575,100 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 575,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 575,100
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Charlie LLC

(a)	As of the close of business on June 14, 2013, Charlie LLC beneficially owned 950,008 Shares, including 500,000 Shares underlying call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 950,008
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 950,008
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Charlie LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Leaders Fund

(a)	Leaders Fund, as a member of Charlie LLC, may be deemed the beneficial owner of the 950,008 shares owned by Charlie LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 950,008
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 950,008
4. Shared power to dispose or direct the disposition: 0

(c)
Leaders Fund has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Charlie LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.	Starboard A LP

(a)	Starboard A LP, as the general partner of Leaders Fund and the managing member of Charlie LLC, may be deemed the beneficial owner of the 950,008 shares owned by Charlie LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 950,008
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 950,008
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Charlie LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I.	Starboard A GP

(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 950,008 shares owned by Charlie LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 950,008
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 950,008
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Charlie LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Starboard Value LP

(a)
As of the close of business on June 14, 2013, 1,517,275 Shares were held in the Starboard Value LP Account, including 1,207,800 Shares underlying call options.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Charlie LLC and the Starboard Value LP Account and the manager of Starboard LLC, may be deemed the beneficial owner of the (i) 4,035,217 Shares owned by Starboard V&O Fund, (ii) 884,700 Shares owned by Starboard LLC, (iii) 575,100 Shares owned by Starboard C LP, (iv) 950,008 Shares owned by Charlie LLC and (v) 1,517,275 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 7,962,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,962,300
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and Charlie LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

K.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 4,035,217 Shares owned by Starboard V&O Fund, (ii) 884,700 Shares owned by Starboard LLC, (iii) 575,100 Shares owned by Starboard C LP, (iv) 950,008 Shares owned by Charlie LLC and (v) 1,517,275 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 7,962,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,962,300
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and Charlie LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

L.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 4,035,217 Shares owned by Starboard V&O Fund, (ii) 884,700 Shares owned by Starboard LLC, (iii) 575,100 Shares owned by Starboard C LP, (iv) 950,008 Shares owned by Charlie LLC and (v) 1,517,275 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 7,962,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,962,300
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and Charlie LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

M.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 4,035,217 Shares owned by Starboard V&O Fund, (ii) 884,700 Shares owned by Starboard LLC, (iii) 575,100 Shares owned by Starboard C LP, (iv) 950,008 Shares owned by Charlie LLC and (v) 1,517,275 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 7,962,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,962,300
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and Charlie LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

N.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 4,035,217 Shares owned by Starboard V&O Fund, (ii) 884,700 Shares owned by Starboard LLC, (iii) 575,100 Shares owned by Starboard C LP, (iv) 950,008 Shares owned by Charlie LLC and (v) 1,517,275 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,962,300
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,962,300

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and Charlie LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Starboard V&O Fund has purchased in the open market from counterparties the right to call up to: (i) 1,774,400 Shares at a price of $30 per Share, if such right is exercised prior to or on January 18, 2014; (ii) 288,100 Shares at a price of $34 per Share, if such right is exercised prior to or on January 18, 2014; and (iii) 1,148,000 Shares at a price of $34 per Share, if such right is exercised prior to or on October 19, 2013.

Starboard LLC has purchased in the open market from counterparties the right to call up to: (i) 388,800 Shares at a price of $30 per Share, if such right is exercised prior to or on January 18, 2014; (ii) 63,100 Shares at a price of $34 per Share, if such right is exercised prior to or on January 18, 2014; and (iii) 252,000 Shares at a price of $34 per Share, if such right is exercised prior to or on October 19, 2013.

Starboard C LP has purchased in the open market from counterparties the right to call up to: (i) 252,600 Shares at a price of $30 per Share, if such right is exercised prior to or on January 18, 2014; (ii) 41,000 Shares at a price of $34 per Share, if such right is exercised prior to or on January 18, 2014; and (iii) 164,000 Shares at a price of $34 per Share, if such right is exercised prior to or on October 19, 2013.

Starboard Value LP through the Starboard Value LP Account has purchased in the open market from counterparties the right to call up to: (i) 664,000 Shares at a price of $30 per Share, if such right is exercised prior to or on January 18, 2014; (ii) 107,800 Shares at a price of $34 per Share, if such right is exercised prior to or on January 18, 2014; and (iii) 436,000 Shares at a price of $34 per Share, if such right is exercised prior to or on October 19, 2013.

Charlie LLC has purchased in the open market from counterparties the right to call up to 500,000 Shares at a price of $34 per Share, if such right is exercised prior to or on October 19, 2013.

On June 17, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Board of Directors, dated June 17, 2013.

99.2
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Leaders Charlie LLC, Starboard Leaders Fund LP, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP, Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated June 17, 2013.

99.3	Power of Attorney for Jeffrey C. Smith, Mark Mitchell and Peter A. Feld, dated September 15, 2011.

CUSIP NO. 832248108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS CHARLIE LLC
By: Starboard Value A LP,
      its managing manager

STARBOARD LEADERS FUND LP
By: Starboard Value A LP
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 832248108

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark Mitchell Director*

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 832248108

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Class of Security	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Common Stock	115,200	25.4527	04/16/2013
Common Stock	113,266	25.1391	04/17/2013
Common Stock	117,134	25.3372	04/18/2013
Common Stock	115,200	25.5193	04/19/2013
Common Stock	57,600	25.2803	04/22/2013
Common Stock	28,800	25.4285	04/23/2013
Common Stock	14,400	25.5144	04/30/2013
Common Stock	43,200	25.2857	05/01/2013
Common Stock	43,200	25.9141	05/08/2013
Common Stock	28,800	25.5935	05/09/2013
Common Stock	(57,615)	26.5801	05/15/2013
Common Stock	86,400	26.3637	05/16/2013
Common Stock	43,200	26.1323	05/17/2013
Common Stock	14,400	25.7368	05/17/2013
Common Stock	(86,420)	25.4936	05/21/2013
Common Stock	(72,016)	25.9942	05/22/2013
Common Stock	(14,403)	25.9574	05/22/2013
Common Stock	(28,807)	25.6075	05/23/2013
Common Stock	(14,403)	25.9000	05/24/2013
Common Stock	(276,544)	32.6898	05/29/2013
January 2014 Call Option ($34 Strike Price)	2,881	0.6698	05/29/2013
January 2014 Call Option ($30 Strike Price)	12,242	3.7881	05/29/2013
January 2014 Call Option ($30 Strike Price)	1,469	3.9000	05/30/2013
Common Stock	(108,025)	32.9500	05/30/2013
Common Stock	(43,210)	32.9500	06/03/2013
January 2014 Call Option ($30 Strike Price)	576	3.9000	06/03/2013
October 2013 Call Option ($34 Strike Price)	574	0.4000	06/03/2013
October 2013 Call Option ($34 Strike Price)	1,148	0.2500	06/06/2013
October 2013 Call Option ($34 Strike Price)	1,148	0.2000	06/10/2013
January 2014 Call Option ($30 Strike Price)	576	3.7000	06/10/2013
Common Stock	(43,210)	32.7500	06/10/2013
Common Stock	(216,050)	32.8500	06/13/2013
Common Stock	103,415	32.8193	06/13/2013
Common Stock	54,429	32.8015	06/13/2013
January 2014 Call Option ($30 Strike Price)	2,881	3.9000	06/13/2013
October 2013 Call Option ($34 Strike Price)	4,090	0.2461	06/13/2013
October 2013 Call Option ($34 Strike Price)	4,520	0.2995	06/14/2013

CUSIP NO. 832248108

STARBOARD VALUE AND OPPORTUNITY S LLC

Common Stock	25,200	25.4527	04/16/2013
Common Stock	24,777	25.1391	04/17/2013
Common Stock	25,623	25.3372	04/18/2013
Common Stock	25,200	25.5193	04/19/2013
Common Stock	12,600	25.2803	04/22/2013
Common Stock	6,300	25.4285	04/23/2013
Common Stock	3,150	25.5144	04/30/2013
Common Stock	9,450	25.2857	05/01/2013
Common Stock	9,450	25.9141	05/08/2013
Common Stock	6,300	25.5935	05/09/2013
Common Stock	(12,629)	26.5801	05/15/2013
Common Stock	18,900	26.3637	05/16/2013
Common Stock	9,450	26.1323	05/17/2013
Common Stock	3,150	25.7368	05/17/2013
Common Stock	(18,940)	25.4936	05/21/2013
Common Stock	(15,783)	25.9942	05/22/2013
Common Stock	(3,157)	25.9574	05/22/2013
Common Stock	(6,313)	25.6075	05/23/2013
Common Stock	(3,157)	25.9000	05/24/2013
Common Stock	(60,607)	32.6898	05/29/2013
January 2014 Call Option ($34 Strike Price)	631	0.6698	05/29/2013
January 2014 Call Option ($30 Strike Price)	2,683	3.7881	05/29/2013
January 2014 Call Option ($30 Strike Price)	322	3.9000	05/30/2013
Common Stock	(23,675)	32.9500	05/30/2013
Common Stock	(9,470)	32.9500	06/03/2013
January 2014 Call Option ($30 Strike Price)	126	3.9000	06/03/2013
October 2013 Call Option ($34 Strike Price)	126	0.4000	06/03/2013
October 2013 Call Option ($34 Strike Price)	252	0.2500	06/06/2013
October 2013 Call Option ($34 Strike Price)	252	0.2000	06/10/2013
January 2014 Call Option ($30 Strike Price)	126	3.7000	06/10/2013
Common Stock	(9,470)	32.7500	06/10/2013
Common Stock	(47,348)	32.8500	06/13/2013
Common Stock	22,701	32.8193	06/13/2013
Common Stock	11,948	32.8015	06/13/2013
January 2014 Call Option ($30 Strike Price)	631	3.9000	06/13/2013
October 2013 Call Option ($34 Strike Price)	898	0.2461	06/13/2013
October 2013 Call Option ($34 Strike Price)	992	0.2995	06/14/2013

CUSIP NO. 832248108

STARBOARD VALUE AND OPPORTUNITY C LP

Common Stock	16,400	25.4527	04/16/2013
Common Stock	16,125	25.1391	04/17/2013
Common Stock	16,675	25.3372	04/18/2013
Common Stock	16,400	25.5193	04/19/2013
Common Stock	8,200	25.2803	04/22/2013
Common Stock	4,100	25.4285	04/23/2013
Common Stock	2,050	25.5144	04/30/2013
Common Stock	6,225	25.2857	05/01/2013
Common Stock	6,225	25.9141	05/08/2013
Common Stock	4,150	25.5935	05/09/2013
Common Stock	(8,193)	26.5801	05/15/2013
Common Stock	12,450	26.3637	05/16/2013
Common Stock	6,225	26.1323	05/17/2013
Common Stock	2,075	25.7368	05/17/2013
Common Stock	(12,304)	25.4936	05/21/2013
Common Stock	(10,254)	25.9942	05/22/2013
Common Stock	(2,051)	25.9574	05/22/2013
Common Stock	(4,101)	25.6075	05/23/2013
Common Stock	(2,051)	25.9000	05/24/2013
Common Stock	(39,374)	32.6898	05/29/2013
January 2014 Call Option ($34 Strike Price)	410	0.6698	05/29/2013
January 2014 Call Option ($30 Strike Price)	1,743	3.7881	05/29/2013
January 2014 Call Option ($30 Strike Price)	209	3.9000	05/30/2013
Common Stock	(15,380)	32.9500	05/30/2013
Common Stock	(6,152)	32.9500	06/03/2013
January 2014 Call Option ($30 Strike Price)	82	3.9000	06/03/2013
October 2013 Call Option ($34 Strike Price)	82	0.4000	06/03/2013
October 2013 Call Option ($34 Strike Price)	164	0.2500	06/06/2013
October 2013 Call Option ($34 Strike Price)	164	0.2000	06/10/2013
January 2014 Call Option ($30 Strike Price)	82	3.7000	06/10/2013
Common Stock	(6,152)	32.7500	06/10/2013
Common Stock	(30,762)	32.8500	06/13/2013
Common Stock	14,774	32.8193	06/13/2013
Common Stock	7,776	32.8015	06/13/2013
January 2014 Call Option ($30 Strike Price)	410	3.9000	06/13/2013
October 2013 Call Option ($34 Strike Price)	584	0.2461	06/13/2013
October 2013 Call Option ($34 Strike Price)	646	0.2995	06/14/2013

CUSIP NO. 832248108

STARBOARD LEADERS CHARLIE LLC

Common Stock	294,833	32.8193	06/13/2013
Common Stock	155,175	32.8015	06/13/2013
October 2013 Call Option ($34 Strike Price)	2,375	0.2461	06/13/2013
October 2013 Call Option ($34 Strike Price)	2,625	0.2995	06/14/2013

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Common Stock	43,200	25.4527	04/16/2013
Common Stock	42,475	25.1391	04/17/2013
Common Stock	43,925	25.3372	04/18/2013
Common Stock	43,200	25.5193	04/19/2013
Common Stock	21,600	25.2803	04/22/2013
Common Stock	10,800	25.4285	04/23/2013
Common Stock	5,400	25.5144	04/30/2013
Common Stock	16,125	25.2857	05/01/2013
Common Stock	16,125	25.9141	05/08/2013
Common Stock	10,750	25.5935	05/09/2013
Common Stock	(21,563)	26.5801	05/15/2013
Common Stock	32,250	26.3637	05/16/2013
Common Stock	16,125	26.1323	05/17/2013
Common Stock	5,375	25.7368	05/17/2013
Common Stock	(32,336)	25.4936	05/21/2013
Common Stock	(26,947)	25.9942	05/22/2013
Common Stock	(5,389)	25.9574	05/22/2013
Common Stock	(10,779)	25.6075	05/23/2013
Common Stock	(5,389)	25.9000	05/24/2013
Common Stock	(103,475)	32.6898	05/29/2013
January 2014 Call Option ($34 Strike Price)	1,078	0.6698	05/29/2013
January 2014 Call Option ($30 Strike Price)	4,580	3.7881	05/29/2013
January 2014 Call Option ($30 Strike Price)	550	3.9000	05/30/2013
Common Stock	(40,420)	32.9500	05/30/2013
Common Stock	(16,168)	32.9500	06/03/2013
January 2014 Call Option ($30 Strike Price)	216	3.9000	06/03/2013
October 2013 Call Option ($34 Strike Price)	218	0.4000	06/03/2013
October 2013 Call Option ($34 Strike Price)	436	0.2500	06/06/2013
October 2013 Call Option ($34 Strike Price)	436	0.2000	06/10/2013
January 2014 Call Option ($30 Strike Price)	216	3.7000	06/10/2013
Common Stock	(16,168)	32.7500	06/10/2013
Common Stock	(80,840)	32.8500	06/13/2013
Common Stock	39,277	32.8193	06/13/2013
Common Stock	20,672	32.8015	06/13/2013
January 2014 Call Option ($30 Strike Price)	1,078	3.9000	06/13/2013
October 2013 Call Option ($34 Strike Price)	1,553	0.2461	06/13/2013
October 2013 Call Option ($34 Strike Price)	1,717	0.2995	06/14/2013